INTERNATIONAL ROYALTY CORPORATION

PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of International Royalty Corporation (the ‘‘Corporation’’) hereby appoints Douglas B. Silver, Chief Executive Officer, or failing him, Douglas J. Hurst, President, or instead, as nominee of the undersigned, with power of substitution, to attend, act for and vote on behalf of the undersigned at the Annual and Special Meeting of the shareholders of the Corporation to be held on Thursday, May 18, 2006 and at any adjournment(s) thereof and without limiting the general authority and power hereby given to such nominee, the common shares represented by this proxy are specifically directed to be voted as indicated below.

1.

FOR   ☐   WITHHOLD VOTE   ☐   For the election of directors nominated by management as set forth in the accompanying Management Information Circular.

2.

FOR   ☐   WITHHOLD VOTE   ☐   For the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Corporation and authorizing the directors of the Corporation to fix their remuneration.

3.

FOR   ☐   AGAINST   ☐   For the approval of the special resolution approving the amendment to the articles of the Corporation to change the location of the registered office from Ontario to Alberta.

This proxy will be voted and where a choice is specified, will be voted as directed. Where no choice is specified, this proxy will confer discretionary authority and will be voted in favour of the matters referred to on the reverse side hereof.

This proxy also confers discretionary authority to vote in respect of any other matter which may properly come before the meeting and in such manner as such nominee in his judgement may determine.

A shareholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the meeting other than the persons designated in this form of proxy. Such right may be exercised by filling the name of such person in the blank space provided and striking out the names of management’s nominees above.

This proxy revokes and supercedes all proxies of any earlier date.

THIS PROXY MUST BE DATED

DATED this              day of                                               , 2006

Signature of Shareholder

Name of Shareholder (print)

Number of Shares

(See Over)

Notes:

(1)

A person appointed as nominee to represent a shareholder need not be a shareholder.

(2)

This proxy must be signed and dated by the shareholder or the shareholder’s attorney authorized in writing. If a shareholder is a corporation this proxy must be signed under its corporate seal or by an officer or attorney thereof duly authorized.

(3)

If this proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

(4)

Shareholders who are unable to be present in person at the Meeting are requested to sign, date and deliver this form of proxy to the Corporation’s registrar and transfer agent CIBC Mellon Trust Company, either by using the enclosed return envelope or by mail or hand delivery at 200 Queen’s Quay East, Unit 6, Toronto Ontario M5A 4K9 or by fax at (416) 368-2502 so it is received on or before 9:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.